CITIZENS BANCORP

community banking IS OUR COMMITMENT TO YOU

CITIZENS BANCORP ANNUAL REPORT | 2001

welcome

TO COMMUNITY BANKING

Citizens Bank, a wholly owned subsidiary of Citizens Bancorp, provides comprehensive banking services to individuals and businesses in seven mid-Willamette Valley communities. Citizens Bank serves rural and urban customers in Benton, Lane, Linn, and Yamhill counties, with branches in Albany, Corvallis, Harrisburg, Junction City, McMinnville, Philomath, and Veneta.

TABLE OF CONTENTS

Annual Report 2001



JOCK GIBSON
Chairman of the Board

WILLIAM V. HUMPHREYS, SR.
President and CEO

TO OUR SHAREHOLDERS

A MESSAGE FROM THE PRESIDENT AND CEO AND CHAIRMAN OF THE BOARD

The year 2001 was a year of dramatic and sobering events that captured the world's attention and changed us all forever. Although it is hard to find a silver lining in the cruelty and devastation of terrorism and war, one powerful by-product of these terrible events was the overwhelming outpouring of generosity and unity that we hope will always be remembered.

The tragic events of September 11th, and the untimely death of our friend and longtime employee of 22 years, Betty Buffington, on December 28th, left a dark cloud over what was otherwise a wonderful year for Citizens Bancorp.

It was, in fact, a record year for the Company in many respects. We set financial performance records for profitability, deposit totals, asset totals, and loan totals. Net after-tax earnings were up 11.5 percent over the results from year 2000, reaching a total of $4,028,000. Return on average assets was 1.5 percent, and return on average equity was 13.8 percent. We generated earnings of 97 cents per share, against which we paid a dividend of 37 cents per share. Assets grew to a new high of $278.5 million, (a 14 percent increase on the year), and our asset growth was funded primarily by new deposit relationships in a growing customer base. Total loans increased on the year by 8.0 percent to $173.3 million.

We expanded our branch system in 2001 by opening an office in Harrisburg. We are pleased with our early progress there. We feel that opening an office in Harrisburg helps to demonstrate our continuing commitment to area farmers and to the mid-Willamette Valley. Harrisburg residents and businesses appreciate having a community bank and will favor us with their banking relationships. We will continue to look for expansion opportunities in communities that recognize the value of community banking.

During the year, we saw interest rates fall at an unprecedented rate, which gave some help to our borrowers and hurt our depositors. It also put a squeeze on the Bank's net interest margin. Margin pressures, together with the credit quality effects of any economic downturn or recession, will pose a significant challenge for us in 2002. We feel well-positioned to meet these challenges, but we recognize that the length and the depth of the economic slowdown will be a determining factor in our financial performance in 2002 and beyond.

While simultaneously celebrating our victories and mourning our losses, we also remain clearly focused on the future. We have a business model that works and a strategy that ensures continuation. We offer our sincere thanks and appreciation to you - our shareholders, customers, and friends - for your continued loyalty and support.

Sincerely,

WILLIAM V. HUMPHREYS, SR.
President and CEO

JOCK GIBSON
Chairman of the Board

DUANE L. SORENSEN | WILLIAM V. HUMPHREYS, SR. | SIDNEY A. HUWALDT | ROSETTA C. VENEL









community banking

IS OUR COMMITMENT

JAMES E. RICHARDS | SCOTT A. FEWEL | ERIC C. THOMPSON | JOCK GIBSON






BOARD OF DIRECTORS

At Citizens Bancorp, we believe that our success is directly linked to the overall health of the communities we serve.

That's why our mission has remained unchanged for 45 years – to use our experience and resources to the benefit of our communities and customers. And it is why, since 1957, the people of locally owned Citizens Bancorp have made a commitment to improve the communities in which we live, work, and play.

It's a commitment we don't take lightly.

We honor it daily by providing a full range of banking services with a personal, hometown touch.

We honor it by supporting the continued prosperity of local businesses.

We honor it by paying special attention to the mid-Willamette Valley's rural areas, farmers, and agricultural needs.

We honor it by volunteering our time to assist community schools, organizations, and projects.

And we honor it by emphasizing honesty, integrity, and fairness in our relationships with customers, co-workers, and neighbors.

In the following pages, you will meet just a few of the many Citizens Bank employees who embody our philosophy of community banking. You'll also meet some of our appreciative customers.

Read on to find even more reasons why we say, at Citizens Bank, community banking is more than just a concept - it's our commitment.

EXCEPTIONAL CUSTOMER SERVICE IS OUR CORNERSTONE

"OUTSTANDING SERVICE HAS KEPT ME BANKING WITH CITIZENS FOR MORE THAN 38 YEARS, AND I'VE BEEN WITH THE PHILOMATH BRANCH SINCE IT OPENED IN 1974. IT'S IMPORTANT TO ME TO DO MY BUSINESS WITH A LOCAL BANK BECAUSE I KNOW THAT MY MONEY STAYS HERE AND WORKS TO SUPPORT OUR COMMUNITY."

Denny Nusbaum
Owner, Nusbaum's Chevron, Philomath
(center photo below)




Denny



OUR SUCCESS IS GROUNDED IN A NEVER-ENDING COMMITMENT TO QUALITY CUSTOMER SERVICE.

  

WE PRIDE OURSELVES ON RETAINING OUR HOMETOWN FOCUS AND COMMITMENT TO THE MID-WILLAMETTE VALLEY.

WE'RE FIRMLY ROOTED IN OREGON SOIL

"HAVING WORKED FOR A MAJOR BANK, I UNDERSTAND THAT IT'S NOT THE SIZE OF THE BANK THAT'S IMPORTANT, BUT THE SIZE OF THE BANK'S COMMITMENT. CITIZENS BANK'S COMMITMENT TO INDEPENDENT, LOCALLY OWNED COMMUNITY BANKING IS DEMONSTRATED EVERY DAY IN OUR CORPORATE CULTURE, OUR CUSTOMER RELATIONSHIPS, AND OUR EMPLOYEES' ENTHUSIASM FOR SERVING CUSTOMERS."

Peggy Obrist
Manager, University Office
(right photo above)

CREATING POSSIBILITIES
IS OUR SPECIALTY


SOLD



OUR MORTGAGE TEAM CATERS TO FIRST-TIME HOMEBUYERS AND SEASONED REAL ESTATE INVESTORS ALIKE.

"IT WAS A PLEASURE WORKING WITH THE MORTGAGE DEPARTMENT OF CITIZENS BANK. THE LOAN PROCESS WAS EXECUTED EFFICIENTLY AND I RECEIVED GREAT SERVICE. MY MORTGAGE OFFICER WAS PROMPT, COURTEOUS, AND WENT OUT OF HIS WAY TO BE HELPFUL. I WAS VERY IMPRESSED WITH THE PERSONAL SERVICE. THANK YOU."

Pat Godwin
Mortgage Department Customer
(center photo above)

WHERE NEW MEETS TRIED AND TRUE

"I WORK WITH CUSTOMERS TO FIND THE BANKING SERVICE AND OPTIONS THAT MEET THEIR NEEDS. OUR FULL ARRAY OF COMMERCIAL AND CONSUMER SERVICES MAKES MY JOB EASIER. WE OFFER CUSTOMERS FACE-TO-FACE SERVICE, TELEPHONE AND INTERNET BANKING, MERCHANT SERVICES, CHECK CARDS, COMMERCIAL AND CONSUMER CREDIT, AND THE LIST GOES ON AND ON. THE POINT IS, WE PROVIDE CHOICES AND HELP CUSTOMERS SELECT WHAT WORKS BEST FOR THEM."

Loren Roth
Senior Lending Officer, West Albany Branch
(right photo below)


Welcome to Citizens Bank


DOLLARS
Enter



WHETHER YOU PREFER BANKING ONLINE, BY PHONE, OR IN PERSON, WE PROVIDE THE OPTIONS.

WE TAKE A LEADING ROLE
INVESTING IN OUR COMMUNITIES

"I'M HONORED TO WORK FOR AN INSTITUTION THAT ENCOURAGES MY DESIRE TO GIVE BACK TO MY COMMUNITY. EVERY YEAR SINCE WE OPENED OUR MCMINNVILLE OFFICE, CO-WORKERS IN AND OUTSIDE OF MCMINNVILLE HAVE SUPPORTED MY INVOLVEMENT WITH THE YAMHILL COUNTY RELAY FOR LIFE WITH DONATIONS OF TIME, RESOURCES, AND MONEY. IT'S WONDERFUL TO KNOW THAT MY EMPLOYER VALUES COMMUNITY GIVING AS MUCH AS I DO."

Adeline Reynolds
New Accounts, McMinnville Branch
(left photo below)







OUR EMPLOYEES OFTEN SPEAK WITH THEIR ACTIONS, ESPECIALLY WHEN IT COMES TO COMMUNITY GIVING.

RELATIONSHIPS ARE AT THE HEART OF COMMUNITY BANKING







WE VALUE HONESTY, INTEGRITY, AND FAIRNESS IN ALL OF OUR RELATIONSHIPS.

"OUR RELATIONSHIP WITH CITIZENS BANK HAS EVOLVED AS OUR BUSINESS NEEDS HAVE EVOLVED. WORKING WITH A TEAM OF BANKERS WHO DEMONSTRATE FLEXIBILITY AND A SINCERE WILLINGNESS TO DO WHAT IS RIGHT FOR US IS INVALUABLE. OUR BUSINESS IS MORE SUCCESSFUL BECAUSE WE HAVE SUCH A HEALTHY, EFFECTIVE RELATIONSHIP WITH OUR BANK AND ITS BANKERS."

Chet Patterson, CFO
Mennonite Village, Albany
(center photo above)

FINANCIAL HIGHLIGHTS

Citizens Bancorp and Subsidiary

YEARS ENDED DECEMBER 31, 2001, 2000, 1999, 1998, AND 1997

(DOLLARS IN THOUSANDS)

December 31	2001	2000	1999	1998	1997
Total Assets	$278,529	$244,380	$239,606	$233,978	$200,117
Total Deposits	$231,821	$200,960	$194,350	$188,235	$161,700
Total Loans (net)	$171,196	$158,920	$139,123	$130,707	$120,269
Shareholders' Equity	$29,524	$27,063	$24,342	$22,585	$19,411
FOR THE YEAR:					
Net Income	$4,028	$3,612	$3,254	$3,840	$3,341
Income Per Share	$0.97	$0.87	$0.79	$0.94	$0.83

TOTAL ASSETS (IN THOUSANDS)


1997
$200,117
1998
$233,978
1999
$239,606
2000
$244,380
2001
$278,529

TOTAL DEPOSITS (IN THOUSANDS)


1997
$161,700
1998
$188,235
1999
$194,350
2000
$200,960
2001
$231,821

TOTAL LOANS (IN THOUSANDS)


1997
$120,269
1998
$130,707
1999
$139,123
2000
$158,920
2001
$171,196

SHAREHOLDERS' EQUITY (IN THOUSANDS)


1997
$19,411
1998
$22,585
1999
$24,342
2000
$27,063
2001
$29,524

NET INCOME (IN THOUSANDS)


1997
$3,341
1998
$3,840
1999
$3,254
2000
$3,612
2001
$4,028

DECEMBER 31, 2001 AND 2000

(DOLLARS IN THOUSANDS)

	2001	2000
ASSETS		
Cash and due from banks	$ 15,054	$ 11,218
Interest bearing deposits at other financial institutions	11,717	5,444
Securities available for sale	56,932	50,575
Securities held to maturity (fair value $10,244 and $8,335)	10,051	8,304
Federal Home Loan Bank stock, at cost	846	792
Loans	173,342	160,430
Allowance for credit losses	2,146	1,510
Net loans	**171,196**	**158,920**
Premises and equipment	5,464	5,191
Foreclosed real estate	–	205
Accrued interest receivable	2,087	2,142
Cash value of life insurance	3,552	–
Other assets	1,630	1,589
Total assets	**$278,529**	**$244,380**
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Deposits:		
Demand	$ 40,533	$ 31,629
Savings and interest-bearing demand	118,331	105,183
Time	72,957	64,148
Total deposits	**231,821**	**200,960**
Short-term borrowings	14,580	13,867
Accrued interest payable	209	223
Other liabilities	2,395	2,267
Total liabilities	**249,005**	**217,317**
SHAREHOLDERS' EQUITY		
Common stock (no par value); authorized 10,000,000 shares; issued and outstanding: 2001 - 4,105,308 shares; 2000 - 4,137,630 shares	19,785	20,085
Retained earnings	9,478	6,971
Accumulated other comprehensive income	261	7
Total shareholders' equity	**29,524**	**27,063**
Total liabilities and shareholders' equity	**$278,529**	**$244,380**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Citizens Bancorp and Subsidiary

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	2001	2000	1999
INTEREST INCOME			
Loans	$15,075	$14,470	$12,614
Federal funds sold and deposits in banks	507	256	866
Securities:			
Taxable	2,777	3,333	3,191
Tax-exempt	396	377	352
Total interest income	**18,755**	**18,436**	**17,023**
INTEREST EXPENSE			
Deposits	5,184	5,564	5,201
Short-term borrowings	490	657	555
Long-term borrowings	–	20	290
Total interest expense	**5,674**	**6,241**	**6,046**
Net interest income	**13,081**	**12,195**	**10,977**
PROVISION FOR CREDIT LOSSES	733	454	264
Net interest income after provision for credit losses	**12,348**	**11,741**	**10,713**
NON-INTEREST INCOME			
Service charges on deposit accounts	1,558	1,247	1,048
Gains on sales of securities available for sale	306	–	–
BankCard income	1,204	1,157	1,047
Other	328	268	308
Total non-interest income	**3,396**	**2,672**	**2,403**
NON-INTEREST EXPENSE			
Salaries and employee benefits	4,974	4,527	4,281
Occupancy	704	643	623
Furniture and equipment	732	703	599
BankCard expense	944	940	864
Other	1,827	1,774	1,712
Total non-interest expense	**9,181**	**8,587**	**8,079**
Income before income taxes	**6,563**	**5,826**	**5,037**
INCOME TAXES	2,535	2,214	1,783
Net income	**$ 4,028**	**$ 3,612**	**$ 3,254**
EARNINGS PER SHARE			
Basic and diluted	$.97	$.87	$.79

See notes to consolidated financial statements.

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Citizens Bancorp and Subsidiary

(DOLLARS IN THOUSANDS)

	SHARES OF COMMON STOCK	COMMON STOCK	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
Balance at December 31, 1998	**3,891,137**	**$16,069**	**$6,271**	**$245**	**$22,585**
COMPREHENSIVE INCOME:					
Net income	–	–	3,254	–	3,254
Other comprehensive income, net of tax:					
Change in fair value of securities available for sale	–	–	–	(620)	(620)
Comprehensive income					**2,634**
5% stock dividend	196,385	3,191	(3,191)	–	–
Cash dividend reinvestment ($16.60 per share)	36,569	608	–	–	608
Cash dividends declared ($.36 per share)	–	–	(1,485)	–	(1,485)
Balance at December 31, 1999	**4,124,091**	**19,868**	**4,849**	**(375)**	**24,342**
COMPREHENSIVE INCOME:					
Net income	–	–	3,612	–	3,612
Other comprehensive income, net of tax:					
Change in fair value of securities available for sale	–	–	–	382	382
Comprehensive income					**3,994**
Cash dividend reinvestment ($16.08 per share)	13,539	217	–	–	217
Cash dividends declared ($.36 per share)	–	–	(1,490)	–	(1,490)
Balance at December 31, 2000	**4,137,630**	**20,085**	**6,971**	**7**	**27,063**
COMPREHENSIVE INCOME:					
Net income	–	–	4,028	–	4,028
Other comprehensive income, net of tax:					
Change in fair value of securities available for sale	–	–	–	254	254
Comprehensive income					**4,282**
Cash dividend reinvestment ($10.97 per share)	51,869	569	–	–	569
Cash dividends declared ($.37 per share)	–	–	(1,521)	–	(1,521)
Stock repurchased	(84,191)	(869)	–	–	(869)
Balance at December 31, 2001	**4,105,308**	**$19,785**	**$9,478**	**$261**	**$29,524**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Citizens Bancorp and Subsidiary

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(DOLLARS IN THOUSANDS)

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 4,028	$ 3,612	$ 3,254
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	733	454	264
Depreciation and amortization	684	622	487
Deferred income tax (benefit)	(194)	122	77
Gains on sales of securities available for sale	(306)	–	–
Gain on sale of foreclosed real estate	(133)	–	–
Stock dividends received	(54)	(51)	(52)
(Increase) decrease in interest receivable	55	(110)	(179)
Increase (decrease) in interest payable	(14)	16	(20)
Other	154	(222)	97
Net cash provided by operating activities	**4,953**	**4,443**	**3,928**
CASH FLOWS FROM INVESTING ACTIVITIES			
Net (increase) decrease in interest bearing deposits in banks	(6,273)	(2,574)	20,537
Activity in securities available for sale:			
Sales	7,978	2,001	4,983
Maturities, prepayments and calls	37,000	22,000	25,630
Purchases	(50,773)	(13,990)	(41,581)
Activity in securities held to maturity:			
Maturities, prepayments and calls	550	605	2,590
Purchases	(2,283)	(496)	(1,303)
Increase in loans made to customers, net of principal collections	(13,078)	(18,876)	(10,312)
Purchases of premises and equipment	(860)	(544)	(2,276)
Proceeds from sales of foreclosed real estate	365	–	–
Additions to foreclosed real estate	(27)	–	–
Purchase of life insurance	(3,500)	–	–
Other	–	–	6
Net cash used in investing activities	**(30,901)**	**(11,874)**	**(1,726)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	30,861	6,610	6,115
Net increase (decrease) in short-term borrowings	713	(1,710)	(1,067)
Repayment of long-term borrowings	–	(2,973)	(1,238)
Cash dividends paid	(921)	(1,268)	(793)
Repurchase of common stock	(869)	–	–
Net cash provided by financing activities	**29,784**	**659**	**3,017**
Net increase (decrease) in cash and due from banks	**3,836**	**(6,772)**	**5,219**
CASH AND DUE FROM BANKS			
Beginning of year	11,218	17,990	12,771
End of year	**$15,054**	**$11,218**	**$17,990**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Interest paid	$5,688	$6,226	$6,065
Income taxes paid	2,661	2,185	1,705
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES			
Fair value adjustment of securities available for sale, net of tax	$254	$382	($ 620)
Stock dividend	–	–	3,191
Dividend reinvestment	569	217	608
Foreclosed real estate acquired in settlement of loans	–	(205)	–

See notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Citizens Bancorp (the Company) and its wholly owned subsidiary, Citizens Bank (the Bank). All significant intercompany transactions and balances have been eliminated.

NATURE OF OPERATIONS

The Company is a financial holding company which operates primarily through its subsidiary, the Bank. The Bank operates ten branches located in Benton, Lane, Yamhill and Linn Counties in western Oregon. The Bank provides loan and deposit services to customers who are predominately small- and medium-sized businesses in western Oregon.

CONSOLIDATED FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and practices within the banking industry. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses and the valuation of deferred tax assets and foreclosed real estate.

Certain prior year amounts have been reclassified to conform to the 2001 presentation. All dollar amounts, except per share information, are stated in thousands.

SECURITIES AVAILABLE FOR SALE

Securities available for sale consist of debt securities that the Bank intends to hold for an indefinite period, but not necessarily to maturity. Such securities may be sold to implement the Bank's asset/liability management strategies and in response to changes in interest rates and similar factors. Securities available for sale are reported at fair value. Unrealized gains and losses, net of the related deferred tax effect, are reported as a net amount in a separate component of shareholders' equity entitled "accumulated other comprehensive income (loss)." Realized gains and losses on securities available for sale, determined using the specific identification method, are included in earnings. Amortization of premiums and accretion of discounts are recognized in interest income over the period to maturity.

SECURITIES HELD TO MATURITY

Debt securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts, which are recognized in interest income over the period to maturity. Declines in the fair value of individual securities available for sale and held to maturity below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Such write-downs are included in earnings as realized losses.

LOANS

Loans are stated at the amount of unpaid principal, reduced by net deferred loan origination fees and an allowance for credit losses. Interest on loans is accrued daily based on the principal amount outstanding.

Generally the accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest, unless they are well secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectibility of principal is in doubt, cash receipts on nonaccrual loans are applied to reduce the principal balance.

Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as an adjustment of the yield of the related loan.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses is maintained at a level considered adequate to provide for estimated losses on existing loans based on evaluating known and inherent risks in the loan portfolio. The allowance is reduced by loans charged off, and increased by provisions charged to earnings and recoveries on loans previously charged off. The allowance is based on management's periodic, systematic evaluation of factors underlying the quality of the loan portfolio, including changes in the size and composition of the loan portfolio, the estimated value of any underlying collateral, internal loan grades, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. While management uses the best information available to make its estimates, future adjustments to the allowance may be necessary if there is a significant change in economic conditions.

When available information confirms that specific loans or portions thereof are uncollectible, these amounts are charged off against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; the Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the loan collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement.

When management determines that it is probable that a borrower will be unable to repay all amounts due according to the terms of the loan agreement, including scheduled interest payments, the loan is considered impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed. The amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, when the primary source of repayment is provided by real estate collateral, at the fair value of the collateral less estimated selling costs.

The ultimate recovery of all loans is susceptible to future market factors beyond the Bank's control. These factors may result in losses or recoveries differing significantly from those provided for in the financial statements.

FORECLOSED REAL ESTATE

Real estate properties acquired through, or in lieu of, foreclosure are to be sold and are initially recorded at the lower of cost or fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of transfer to foreclosed real estate is charged to the allowance for credit losses. Properties are evaluated regularly to ensure that the recorded amounts are supported by their current fair values. Any subsequent reductions in carrying values are charged to income.

TRANSFERS OF FINANCIAL ASSETS

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation, which is computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is less. Gains or losses on dispositions are reflected in earnings.

INCOME TAXES

Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. The deferred tax provision represents the difference between the net deferred tax asset/liability at the beginning and end of the year. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

CASH EQUIVALENTS

The Company considers all amounts included in the balance sheet caption "Cash and due from banks" and "Interest bearing deposits in banks" to be cash equivalents.

The Bank maintains its cash in depository institution accounts which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating the fair values of financial instruments disclosed in these financial statements:

CASH AND SHORT-TERM INSTRUMENTS

The carrying amounts of cash and short-term instruments approximate their fair value.

SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY

Fair values for securities are based on quoted market prices.

FEDERAL HOME LOAN BANK STOCK

The carrying value of Federal Home Loan Bank stock approximates its fair value.

LOANS

For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

DEPOSIT LIABILITIES

The fair values disclosed for demand deposits are, by definition, equal to the amounts payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable rate, fixed term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation based on interest rates currently being offered on similar certificates.

SHORT-TERM AND LONG-TERM BORROWINGS

The carrying amounts of repurchase agreements and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

ACCRUED INTEREST

The carrying amounts of accrued interest approximate their fair values.

OFF-BALANCE SHEET INSTRUMENTS

The fair value of commitments to extend credit and standby letters of credit was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customers.

EARNINGS PER SHARE

Basic earnings per share exclude dilution and are computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under the Company's stock option plans. In 2001, 2000 and 1999, the options did not have a dilutive effect on earnings per share.

STOCK-BASED COMPENSATION

The Company accounts for stock-based awards to employees using the intrinsic value method, in accordance with APB No. 25, *Accounting for Stock Issued to Employees*. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements. However, the required pro forma disclosures of the effects of all options granted on or after January 1, 1995 have been provided in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation*.

RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, became effective and was adopted by the Bank effective January 1, 2001. The Bank does not engage in hedging activities, nor did it have any derivatives at December 31, 2001 or 2000. The adoption of SFAS No. 133 had no effect on the Bank's financial position or results of operations as of or for the year ended December 31, 2001.

In June 2001, the Financial Accounting Standards Board adopted Financial Accounting Standards Nos. 141, *Business Combinations*, and 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that all business combinations entered into after June 30, 2001 be accounted for under the purchase method. SFAS No. 142 addresses how goodwill and other intangible assets should be accounted for after they have been initially recorded in the financial statements. Goodwill arising from business combinations prior to the effective date of this standard will no longer be amortized, starting in 2002, but will be subject to annual tests for impairment. Other identifiable intangible assets, and certain unidentifiable intangible assets arising from certain acquisitions, will continue to be amortized using the same lives and methods. In June 2001, the FASB also issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for all fiscal years beginning after June 15, 2002. In August 2001 the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement is effective for fiscal years beginning after December 15, 2001. The Company does not anticipate that the adoption of SFAS Nos. 141, 142, 143 and 144 will have a material effect on its financial position or results of operations.

NOTE 2 - RESTRICTED ASSETS

Federal Reserve Board regulations require that the Bank maintain reserves in the form of cash on hand and deposit balances with the Federal Reserve Bank. The amounts of such balances for the years ended December 31, 2001 and 2000 were approximately $2,482 and $1,468, respectively.

NOTE 3 - SECURITIES

Securities have been classified according to management's intent. The carrying amount of securities and their approximate fair values were as follows:

	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
SECURITIES AVAILABLE FOR SALE				
December 31, 2001				
U.S. Government and agency securities	$56,504	$579	($151)	$56,932
December 31, 2000				
U.S. Government and agency securities	$50,563	$93	($81)	$50,575
SECURITIES HELD TO MATURITY				
December 31, 2001				
State and municipal securities	$10,051	$212	($19)	$10,244
December 31, 2000				
State and municipal securities	$8,304	$71	($40)	$8,335

The contractual maturities of securities held to maturity and available for sale at December 31, 2001 are as follows:

	HELD TO MATURITY		AVAILABLE FOR SALE	
	AMORTIZED COST	FAIR VALUE	AMORTIZED COST	FAIR VALUE
Due in one year or less	$ 431	$ 436	$12,456	$12,669
Due from one year to five years	4,999	5,122	44,048	44,263
Due from five to ten years	4,372	4,439	–	–
Due after ten years	249	247	–	–
Total	**$10,051**	**$10,244**	**$56,504**	**$56,932**

Securities carried at approximately $35,290 at December 31, 2001 and $27,684 at December 31, 2000 were pledged to secure public deposits and repurchase agreements, and for other purposes required or permitted by law.

Gross realized gains on sales of securities available for sale were $306 and $1 for the years ended December 31, 2001 and 1999, respectively. Gross realized losses on sales of securities available for sale were $1 in 1999. There were no gross realized gains or losses in 2000.

NOTE 4 - LOANS

Loans at December 31 consist of the following:

	2001	2000
Agriculture	$ 14,727	$ 14,816
Commercial	22,589	29,088
Real estate:		
Residential 1-4 family	29,667	30,202
Construction	17,885	8,651
Commercial and other	85,024	73,505
Consumer	4,061	4,710
	173,953	**160,972**
Less net deferred loan origination fees	611	542
Total loans	**$173,342**	**$160,430**

Changes in the allowance for credit losses for the years ended December 31 are as follows:

	2001	2000	1999
Balance at beginning of year	$1,510	$1,071	$1,419
Provision for credit losses	733	454	264
Charge-offs	(101)	(78)	(632)
Recoveries	4	63	20
Net charge-offs	(97)	(15)	(612)
Balance at end of year	**$2,146**	**$1,510**	**$1,071**

Following is a summary of information pertaining to impaired loans:

	2001	2000	1999
December 31			
Impaired loans without a valuation allowance	$632	$1,001	$499
Impaired loans with a valuation allowance	72	116	65
Total impaired loans	**$704**	**$1,117**	**$564**
Valuation allowance related to impaired loans	**$34**	**$42**	**$59**
Years Ended December 31			
Average investment in impaired loans	$463	$686	$477
Interest income recognized on a cash basis on impaired loans	–	–	–

At December 31, 2001, there were no commitments to lend additional funds to borrowers whose loans had been modified. Loans 90 days and over past due still accruing interest were $330, $2 and $73 at December 31, 2001, 2000 and 1999, respectively.

Certain related parties of the Company, principally Company directors, their associates and key officers, were loan customers of the Bank in the ordinary course of business during 2001 and 2000. Total loans outstanding at December 31, 2001 and 2000 to key officers and directors were $4,654 and $4,531, respectively. During 2001, advances totaled $1,678 and repayments totaled $1,555 on these loans.

NOTE 5 - PREMISES AND EQUIPMENT

The components of premises and equipment at December 31 are as follows:

	2001	2000
Land and buildings	$7,065	$6,557
Furniture and equipment	2,561	2,620
Construction in progress	143	41
	9,769	**9,218**
Less accumulated depreciation and amortization	4,305	4,027
Total premises and equipment	**$5,464**	**$5,191**

The Bank leases branch premises under operating leases which expire at various dates through January 31, 2020. Rental expense for leased premises was $147, $138 and $134 for 2001, 2000 and 1999, respectively, which is included in occupancy expense.

Minimum net rental commitments under noncancellable leases having an original or remaining term of more than one year for future years ending December 31 are as follows:

2002	$ 118
2003	98
2004	53
2005	53
2006	53
Thereafter	1,222
Total minimum payments required	**$1,597**

Certain leases contain renewal options from five to ten years and escalation clauses based on increases in property taxes and other costs.

NOTE 6 - DEPOSITS

The composition of deposits at December 31 is as follows:

	2001	2000
Demand deposits, non-interest bearing	$ 40,533	$ 31,629
NOW and money market accounts	105,937	92,196
Savings deposits	12,394	12,987
Time certificates, $100,000 or more	29,689	22,440
Other time certificates	43,268	41,708
Total	**$231,821**	**$200,960**

Scheduled maturities of certificates of deposit for future years ending December 31 are as follows:

2002	$63,383
2003	7,426
2004	1,305
2005	590
2006	244
2007	9
	$72,957

NOTE 7 - SHORT-TERM BORROWINGS

Securities sold under agreements to repurchase, federal funds purchased, and treasury tax and loan deposits represent short-term borrowings with maturities which do not exceed 90 days.

The following is a summary of such short-term borrowings for the years ended December 31:

	2001	2000
Average balance during the year	$17,172	$16,407
Average interest rate during the year	2.8%	4.1%
Maximum month-end balance during the year	19,070	17,864
Balance at December 31:		
Securities sold under agreement to repurchase	14,580	13,867
Other	282	1,216
Weighted average interest rate at December 31	1.8%	3.9%

NOTE 8 - LONG-TERM BORROWINGS

The Bank has a line of credit with the Federal Home Loan Bank of Seattle (FHLB) totaling 15% of assets, of which $2,973 was used at December 31, 1999. All of the borrowings were repaid during 2000. No new borrowings occurred in 2001.

NOTE 9 - EMPLOYEE BENEFITS

The Bank has a 401(a) profit sharing plan covering substantially all employees who have completed one year or more of service. Contributions to the 401(a) profit sharing plan consist of employer contributions (up to a maximum of 15% of employee salaries), which are at the discretion of the Board of Directors. Total contributions by the Bank to this plan in 2001, 2000 and 1999 were $377, $360 and $335, respectively.

The Company has a discretionary bonus plan for all employees. The amount of the bonus paid is determined at the end of the year by the Board of Directors. The Company paid bonuses of $240, $170 and $156 for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 10 - INCOME TAXES

Income taxes are comprised of the following for the years ended December 31:

	2001	2000	1999
Current:			
Federal	$2,251	$1,711	$1,386
State	478	381	320
Deferred (benefit)	(194)	122	77
Total income taxes	**$2,535**	**$2,214**	**$1,783**

The following is a reconciliation between the statutory and the effective federal income tax rates for the years ended December 31:

	2001		2000		1999	
	AMOUNT	PERCENT OF PRE-TAX INCOME	AMOUNT	PERCENT OF PRE-TAX INCOME	AMOUNT	PERCENT OF PRE-TAX INCOME
Income tax at statutory rates	$2,297	35.0%	$2,039	35.0%	$1,763	35.0%
Increase (decrease) resulting from:						
Tax-exempt income	(114)	(1.7)	(113)	(1.9)	(105)	(2.1)
State income taxes, net of federal income tax effect	317	4.8	253	4.3	211	4.2
Other	35	.5	35	.6	(86)	(1.7)
Total income tax expense	**$2,535**	**38.6%**	**$2,214**	**38.0%**	**$1,783**	**35.4%**

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 are:

	2001	2000	1999
DEFERRED TAX ASSETS			
Allowance for credit losses	$789	$589	$475
Deferred compensation	30	33	–
Other	1	4	54
Unrealized loss on securities available for sale	–	–	299
Total deferred tax assets	**820**	**626**	**828**
DEFERRED TAX LIABILITIES			
Accumulated depreciation	(4)	(15)	(42)
Deferred income	(133)	(122)	(120)
Unrealized gain on securities available for sale	(167)	(5)	–
Total deferred tax liabilities	**(304)**	**(142)**	**(162)**
Net deferred tax assets	**$516**	**$484**	**$666**

NOTE 11 - COMMITMENTS AND CONTINGENCIES

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Bank's commitments at December 31 is as follows:

	2001	2000
Commitments to extend credit:		
Real estate secured	$ 2,140	$ 1,058
Other	23,787	27,330
Total commitments to extend credit	**$25,927**	**$28,388**
Standby letters of credit	$2,537	$2,518

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that approximately 70% of loan commitments are drawn upon by customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

The Bank has agreements with commercial banks for lines of credit totaling $9,000, none of which was used at December 31, 2001 and 2000.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above, and is required in instances where the Bank deems necessary.

Because of the nature of its activities, the Company is subject to various pending and threatened legal actions which arise in the ordinary course of business. In the opinion of management, liabilities arising from these claims, if any, will not have a material effect on the financial position of the Company.

NOTE 12 - SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

Most of the Bank's business activity is with customers located in the State of Oregon. Investments in state and municipal securities involve governmental entities primarily within the State. Loans are generally limited, by state banking regulations, to 15% of the Bank's shareholder's equity, excluding accumulated other comprehensive income (loss) for loans not fully secured by a first lien on real estate, and 25% for loans fully secured by a first lien on real estate.

NOTE 13 - CASH DIVIDEND REINVESTMENT PLAN

In July 1997, the Company instituted a dividend reinvestment plan which allows for 50% or 100% of the cash dividends to be reinvested in shares of Company common stock based upon shareholder election. Under the plan, 1,575,000 shares are authorized for dividend reinvestment, of which 152,624 shares have been issued through December 31, 2001.

NOTE 14 - STOCK OPTIONS

In 1999, the Company's shareholders approved a stock option plan, which is described below. The Company applies APB Opinion No. 25 and related interpretations in accounting for the plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates under the plan, consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to these pro forma amounts at December 31:

	2001	2000	1999
Net income:			
As reported	$4,028	$3,612	$3,254
Pro forma	3,995	3,595	3,253
Earnings per share:			
Basic and diluted:			
As reported	$.97	$.87	$.79
Pro forma	.96	.87	.79

EMPLOYEE STOCK OPTION PLAN

Under the Company's qualified incentive stock option plan, the Company may grant incentive options for up to 1% of issued and outstanding shares of its common stock to certain key employees. The exercise price of each option equals the fair market value of the Company's stock on the date of grant, and an option's maximum term is ten years. All options granted vest over a four-year period at 25% per year. No options have been exercised under the Plan.

The fair value of each option grant is estimated on the date of grant, based on the Black-Scholes option pricing model and using the following weighted-average assumptions:

	2001	2000	1999
Dividend yield	2.55%	3.09%	2.77%
Expected life	10 years	10 years	10 years
Risk-free interest rate	5.15%	5.24%	6.55%
Price volatility	22%	15%	10%

The weighted average fair value of options granted during 2001, 2000 and 1999 was $4.18, $2.47 and $3.20, respectively.

A summary of the status of the Company's stock option plan as of December 31, 2001, 2000 and 1999, and changes during the years ending on those dates, is presented below:

	2001		2000		1999	
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at beginning of year	46,000	$12.08	14,500	$13.00	–	$ –
Granted	36,500	14.50	31,500	11.65	14,500	13.00
Forfeited	(500)					
Outstanding at end of year	**82,000**	**$13.09**	**46,000**	**$12.08**	**14,500**	**$13.00**
Options exercisable at year-end	15,000	$12.30	3,625	$13.00	–	–

The following summarizes information about stock options outstanding and exercisable at December 31, 2001:

RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
$11.00 - $14.50	82,000	8.84	$13.16	15,000	$12.30

NOTE 15 - SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

In October 2001, the Company adopted a Supplemental Executive Retirement Plan (SERP) covering a select group of management personnel. The post-retirement benefit provided by the SERP is designed to supplement a participating officer's retirement benefits from social security, in order to provide the officer with a certain percentage of final average income at retirement age. Compensation expense related to this plan totaled $23 in 2001.

Benefits to employees may be funded by life insurance policies, which had a cash surrender value of $3,552 at December 31, 2001. Liabilities to employees, which will be accrued over their expected time to retirement, were $23 at December 31, 2001.

NOTE 16 - STOCK PURCHASE PLAN

In July 2001, the Company initiated a stock repurchase plan for the purchase of 209,475 shares of its common stock, which has not been completed as of December 31, 2001. As of December 31, 2001, 84,191 shares had been repurchased. The plan will remain in place until all the authorized shares have been repurchased.

NOTE 17 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines on the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2001, that the Company and the Bank meet all capital requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Bank's regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the table:

	ACTUAL AMOUNT	RATIO	CAPITAL ADEQUACY PURPOSES AMOUNT	RATIO	TO BE WELL CAPITALIZED UNDER PROMPT CORRECTIVE ACTION PROVISIONS AMOUNT	RATIO
December 31, 2001						
TIER 1 CAPITAL (to average assets):						
Consolidated	$29,113	10.48%	$11,153	4.00%	N/A	N/A
Bank	28,979	10.46	11,085	4.00	$13,856	5.00%
TIER 1 CAPITAL (to risk-weighted assets):						
Consolidated	29,113	15.08	7,736	4.00	N/A	N/A
Bank	28,979	15.01	7,722	4.00	11,583	6.00
TOTAL CAPITAL (to risk-weighted assets):						
Consolidated	31,259	16.19	15,472	8.00	N/A	N/A
Bank	31,125	16.12	15,444	8.00	19,305	10.00
December 31, 2000						
TIER 1 CAPITAL (to average assets):						
Consolidated	$26,515	10.96%	$ 9,678	4.00%	N/A	N/A
Bank	26,600	11.03	9,646	4.00	$12,058	5.00%
TIER 1 CAPITAL (to risk-weighted assets):						
Consolidated	26,515	15.77	6,725	4.00	N/A	N/A
Bank	26,600	15.84	6,717	4.00	10,076	6.00
TOTAL CAPITAL (to risk-weighted assets):						
Consolidated	28,025	16.67	13,450	8.00	N/A	N/A
Bank	28,110	16.74	13,434	8.00	16,793	10.00

RESTRICTIONS ON RETAINED EARNINGS
At December 31, 2001, there were no restrictions on the Company's or the Bank's retained earnings regarding payment of dividends.

NOTE 18 - CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY

Condensed Balance Sheets - December 31

	2001	2000
ASSETS		
Cash	$ 1,633	$ 1,592
Investment in Bank	29,390	26,810
Other	22	151
Total assets	**$31,045**	**$28,553**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Dividends payable	$ 1,521	$ 1,490
Shareholders' Equity	**29,524**	**27,063**
Total liabilities and shareholders' equity	**$31,045**	**$28,553**

Condensed Statements of Income - Years Ended December 31

	2001	2000	1999
INCOME			
Dividend income from Bank	$2,339	$1,628	$1,640
EXPENSES			
Amortization and other expense	110	93	130
Income before income tax benefit	**2,229**	**1,535**	**1,510**
INCOME TAX BENEFIT	42	47	44
Income before equity in undistributed income of subsidiary	2,271	1,582	1,554
EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY	1,757	2,030	1,700
Net income	**$4,028**	**$3,612**	**$3,254**

Condensed Statements of Cash Flows - Years Ended December 31

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$4,028	$3,612	$3,254
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization	2	6	5
Equity in undistributed income of subsidiary	(1,757)	(2,030)	(1,700)
Other, net	127	2	(67)
Net cash provided by operating activities	**2,400**	**1,590**	**1,492**
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of software	–	–	(6)
Investment in Bank	(569)	(217)	(607)
Net cash used in investing activities	**(569)**	**(217)**	**(613)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Cash dividends paid	(921)	(1,268)	(793)
Repurchase of common stock	(869)	–	–
Net cash used in financing activities	**(1,790)**	**(1,268)**	**(793)**
Net increase in cash	**41**	**105**	**86**
CASH			
Beginning of year	1,592	1,487	1,401
End of year	**$1,633**	**$1,592**	**$1,487**

NOTE 19 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments at December 31 were as follows:

	2001		2000	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Financial Assets				
Cash and due from banks, interest bearing deposits with banks	$26,771	$ 26,771	$ 16,662	$ 16,662
Securities available for sale	56,932	56,932	50,575	50,575
Financial Assets, cont.				
Securities held to maturity	10,051	10,244	8,304	8,335
Federal Home Loan Bank stock	846	846	792	792
Loans receivable, net	171,196	171,557	158,920	158,913
Accrued interest receivable	2,087	2,087	2,142	2,142
Financial Liabilities				
Deposits	$231,821	$232,334	$200,960	$200,942
Short-term borrowings	14,580	14,580	13,867	13,867
Accrued interest payable	209	209	223	223

NOTE 20 - COMPREHENSIVE INCOME

Net unrealized gains and losses are as follows for the years ended December 31:

	BEFORE-TAX AMOUNT	TAX EXPENSE	NET-OF-TAX AMOUNT
2001			
Unrealized holding gains arising during the year	$722	$282	$440
Less reclassification adjustments for gains realized in net income	(306)	(120)	(186)
Net unrealized gains	**$416**	**$162**	**$254**
2000			
Unrealized holding gains arising during the year	$686	$304	$382
Less reclassification adjustments for gains realized in net income	–	–	–
Net unrealized gains	**$686**	**$304**	**$382**
1999			
Unrealized holding losses arising during the year	$1,057	$437	$620
Less reclassification adjustments for gains realized in net income	–	–	–
Net unrealized losses	**$1,057**	**$437**	**$620**

NOTE 21 - EARNINGS PER SHARE DISCLOSURES

Following is information regarding the calculation of basic and diluted earnings per share for the years indicated.

	NET INCOME (NUMERATOR)	SHARES (DENOMINATOR)	PER SHARE AMOUNT
Year Ended December 31, 2001			
Basic earnings per share:			
Net income	$4,028	4,159,507	$.97
Effect of dilutive securities:			
Options	–	–	–
Diluted earnings per share:			
Net income	**$4,028**	**4,159,507**	**$.97**
Year Ended December 31, 2000			
Basic earnings per share:			
Net income	$3,612	4,135,887	$.87
Effect of dilutive securities:			
Options	–	1,481	–
Diluted earnings per share:			
Net income	**$3,612**	**4,137,368**	**$.87**
Year Ended December 31, 1999			
Basic earnings per share:			
Net income	$3,254	4,122,989	$.79
Effect of dilutive securities:			
Options	–	2,896	–
Diluted earnings per share:			
Net income	**$3,254**	**4,125,885**	**$.79**

NOTE 22 - QUARTERLY DATA (UNAUDITED)

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
Year Ended December 31, 2001				
Interest income	$4,685	$4,749	$4,730	$4,591
Interest expense	(1,641)	(1,528)	(1,408)	(1,097)
Net interest income	**3,044**	**3,221**	**3,322**	**3,494**
Provision for credit losses	(123)	(123)	(123)	(364)
Noninterest income	741	753	775	1,127
Noninterest expenses	(2,238)	(2,292)	(2,286)	(2,365)
Income before income taxes	**1,424**	**1,559**	**1,688**	**1,892**
Income taxes	(478)	(628)	(710)	(719)
Net income	**$ 946**	**$ 931**	**$ 978**	**$1,173**
EARNINGS PER COMMON SHARE				
Basic	$.23	$.22	$.24	$.28
Diluted	.23	.22	.24	.28
Year Ended December 31, 2000				
Interest income	$4,424	$4,473	$4,743	$4,796
Interest expense	(1,476)	(1,506)	(1,614)	(1,645)
Net interest income	**2,948**	**2,967**	**3,129**	**3,151**
Provision for credit losses	(58)	(120)	(137)	(139)
Noninterest income	598	677	729	668
Noninterest expenses	(2,130)	(2,031)	(2,122)	(2,304)
Income before income taxes	**1,358**	**1,493**	**1,599**	**1,376**
Income taxes	(393)	(620)	(700)	(501)
Net income	**$ 965**	**$ 873**	**$ 899**	**$ 875**
EARNINGS PER COMMON SHARE				
Basic	$.23	$.21	$.22	$.21
Diluted	.23	.21	.22	.21

BOARD OF DIRECTORS
CITIZENS BANCORP
CORVALLIS, OREGON

We have audited the accompanying consolidated balance sheet of **Citizens Bancorp and Subsidiary** as of December 31, 2001, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of **Citizens Bancorp and Subsidiary** as of and for the years ended December 31, 2000 and 1999 were audited by Knight Vale & Gregory PLLC, independent accountants, whose members became partners of McGladrey & Pullen, LLP on September 1, 2001. Knight Vale & Gregory PLLC's report, dated January 11, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **Citizens Bancorp and Subsidiary** as of December 31, 2001, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Tacoma, Washington
January 11, 2002

The following selected financial data should be read in conjunction with the Company's consolidated financial statements and accompanying notes presented herein.

(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

Year ended December 31,	2001	2000	% INCREASE (DECREASE) 2000 to 2001	1999	1998	1997
EARNINGS						
Total interest income	$ 18,755	$ 18,436	1.73%	$ 17,023	$ 16,947	$ 15,152
Total interest expense	5,674	6,241	(9.09%)	6,046	5,917	5,286
Net interest income	13,081	12,195	7.27%	10,977	11,030	9,866
Provision for credit losses	733	454	61.45%	264	236	165
Net interest income after provision for credit losses	12,348	11,741	5.17%	10,713	10,794	9,701
Total non-interest income	3,396	2,672	27.10%	2,403	2,226	1,857
Total non-interest expense	9,181	8,587	6.92%	8,079	7,153	6,194
Income before taxes	6,563	5,826	12.65%	5,037	5,867	5,364
Income taxes	2,535	2,214	14.50%	1,783	2,027	2,023
Net income	$ 4,028	$ 3,612	11.52%	$ 3,254	$ 3,840	$ 3,341
PER COMMON SHARE (1)						
Net income	$ .97	$ .87	11.49%	$ .79	$ .94	$ .83
Cash dividends	.37	.36	2.78%	.36	.34	.32
Book value	7.19	6.54	9.94%	5.90	5.53	4.81
PERIOD END BALANCES						
Total assets	$278,529	$244,380	13.97%	$239,606	$233,978	$200,117
Net loans	171,196	158,920	8.50%	139,123	130,707	120,269
Deposits	231,821	200,960	15.36%	194,350	188,235	161,700
Repurchase agreements	14,580	12,651	15.25%	13,425	16,299	14,086
Shareholders' equity	29,524	27,063	9.09%	24,342	22,585	19,411
PERFORMANCE RATIOS						
Return on Average Assets	1.48%	1.52%		1.36%	1.83%	1.79%
Return on Average Equity	13.76%	13.75%		13.22%	17.64%	17.53%
Average Equity to Average Assets	10.74%	11.03%		10.29%	10.36%	10.21%

(1) Per share amounts and the average number of shares outstanding have been restated for stock repurchase in 2001, stock dividends of 5% in 1999 and 5% in 1997, and a 2-for-1 stock split in 1998.

OVERVIEW

Citizens Bank ("the Bank") was chartered October 1, 1957 (charter #333) by the State of Oregon as a commercial bank. Since its beginning with a single office in Corvallis, Citizens Bank has expanded to an additional nine locations in the four counties of Benton, Linn, Lane, and Yamhill. Branches are located in the communities of Corvallis, Philomath, Albany, Junction City, Veneta, McMinnville, and Harrisburg.

Citizens Bancorp ("the Company"), an Oregon Corporation and financial bank holding company, was formed in 1996 for the purpose of becoming the holding company of Citizens Bank. The Company is headquartered in Corvallis, Oregon. Its principal business activities are conducted through its full-service, commercial bank subsidiary, Citizens Bank. The Company provided the Federal Reserve Board of San Francisco its declaration to elect to become a financial holding company, pursuant to the Gramm-Leach-Bliley Modernization Act ("GLBA") of 1999, on February 15, 2000. The Company received notice of approval from the Board of Governors of the Federal Reserve System on March 13, 2000. The Company has no current plan to engage in any of the financial activities permissible for a financial holding company under GLBA. The Company made its declaration only to be prepared to take advantage of any future business opportunities.

The Company operates through a two-tiered corporate structure. At the holding company level the affairs of the Company are overseen by a Board of Directors elected by the shareholders of the Company at the annual meeting of shareholders. The business of the Bank is overseen by a Board of Directors elected by the Company, the sole owner of the Bank. As of the date of this annual report the respective members of the Board of Directors of the Bank and the Board of Directors of the Company are identical.

The Company's culture focuses on the tenets of collaborative leadership, branch autonomy, assertive business development, a positive working environment, a commitment to the community, outstanding customer service, and relationship banking. Management believes that a healthy corporate culture together with a progressive management style will result in constantly improved shareholder value.

The long-term benefit to the Company of its cultural and its management style is consistent growth and development of the Bank over time. Management believes the Bank's risk levels have been reduced because of the Bank's expertise in loan, investment, operational, human resource, and technology management.

The Company's primary market focus is to provide commercial bank services to businesses, professionals, and individuals. The Company emphasizes the development of meaningful customer relationships and a high level of service. Its employees are well-trained banking professionals who are committed to these objectives.

The Bank offers deposit accounts, safe-deposit boxes, consumer loans, commercial loans, agricultural loans, and commercial and residential real estate loans. Commercial loans include operating lines of credit, equipment and real estate financing, capital needs, and other traditional financing products.

The Bank has a growing emphasis in financing farm operations, equipment, and property. The Bank has also emphasized loans to professionals with its professional line of credit products.

Deposit products include regular and "package" checking accounts, savings accounts, certificates of deposit, money market accounts, and IRA accounts. The Bank offers a check card, check guarantee card, ATM card as well as a MasterCard and VISA card as part of its retail banking services. The Bank operates a residential mortgage loan origination department that originates loans and sells them into the secondary market. The Bank offers extended banking hours in selected locations as well as Saturday banking. ATM machines are also available at ten (10) locations offering 24-hour transaction services, including cash withdrawals, deposits, account transfers, and balance inquiries. The Bank also offers its customers a 24-hour automated telephone service that offers account transfers and balance inquiries.

The Bank, in a continuing effort to meet its customers' needs, has successfully implemented an on-line banking product. The on-line banking product offers services to both individuals and business account customers. Business customers have a comprehensive cash management option. All online users have the availability of the "bill payment" feature. The Bank expects to continually enhance its on-line banking product while maintaining its quality "people to people" customer service. The Bank's on-line banking can be reached at **www.CitizensEBank.com**.

The Company's primary goal is to improve shareholder value through increased earnings while maintaining a high level of safety and soundness. The Company is committed to independence and long-term performance strategies.

On July 17, 2001 the Company authorized a program to repurchase 209,475 shares of its common stock. As of December 31, 2001, 84,191 shares had been repurchased. The number, timing and price of the repurchase is at the Company's sole discretion.

The Bank opened its tenth branch in the community of Harrisburg, Oregon on July 31, 2001. The branch is located in a leased facility in the newly constructed Harrisburg Plaza, a multi-tenant shopping facility. The Bank anticipates that this new branch will support the financial needs of the community with its deposit and loan products. Harrisburg, with a population of 2,850, is a predominantly agricultural community. The opening of this branch demonstrates the Company's continued commitment to area farmers.

The Bank implemented a Supplemental Executive Retirement Plan ("SERP") in October 2001 for a select group of management personnel. The retirement benefit provided by the SERP is designed to supplement the participating officer's retirement benefits from social security. A prime purpose of the SERP is to encourage seasoned executives to remain in the Bank's employment. The officers who participate in the SERP do not receive a contribution to the Company's 401(a) plan. The vesting period for the SERP is spread over a ten year period. Compensation expense related to the SERP totaled $23,000 in 2001. The SERP benefits may be funded by Bank-owned life insurance policies, which had a cash surrender value of $3,552,000 at December 31, 2001. Liabilities to the officers which will be accrued over their expected time to retirement were $23,000 at December 31, 2001.

RESULTS OF OPERATIONS

NET INCOME. For the three years ended December 31, 2001, the Company's net income was $4.028 million, $3.612 million, and $3.254 million, respectively. 2001 net income increased $.416 million or 11.5% as compared to 2000, which increased $.358 million or 11.0% over 1999. The Company's increased net income in 2001 is primarily due to a decrease in interest expense, an increase in non-interest income and an increase in income from loans. The decrease in interest expense was directly related to the drastic reduction in interest rates by the Federal Reserve Bank over the last year. The increase in non-interest income was the result of fee income from increased production by the Bank's mortgage department, an increase in service charges on deposit accounts associated with the growth in the number of customer relationships in 2001, and gain on the sale of available for sale securities. The increase in interest income was primarily a result of volume increases in the loan portfolio, and interest on deposits in banks due to volume increases.

The average rate on loans for 2001, 2000, and 1999 was 9.0%, 9.6%, and 9.3%, respectively. The net decrease in the average loan yield was due to the reduction of market rates in 2001. Management believes that the customer relationships developed by its experienced loan officers contributed to the increase in loan volumes in 2001.

The decrease in the investment portfolio income was due to sales of securities to obtain a better yield/maturity mix and reinvestment of maturing securities in lower yielding securities as a result of the lower rate environment.

Increases in loan volumes were the primary reason for the increase in average earning assets in 2001. Average yields on earning assets for 2001, 2000, and 1999 were 7.9%, 8.5%, and 7.9%, respectively.

INTEREST INCOME. Interest income totaled $18.8 million for the year ended December 31, 2001, a 1.7% increase over the $18.4 million for 2000, which was an 8.3% increase over the $17.0 million for 1999. The 2001 increase was primarily due to increased loan volume, which offset the impact of rate decreases during the year, and an increase in balances in interest bearing accounts in banks. The increase in 2000 was primarily due to increased loan volume.

INTEREST EXPENSE. Interest expense for the year ended December 31, 2001 was $5.7 million, a 9.1% decrease over the $6.2 million expense for 2000, which was a 3.2% increase over the $6.0 million expense for 1999. The 2001 decrease was due to deposit rate decreases, which offset the increase resulting from higher levels of deposits, while in 2000, deposit volumes and overall rates remained constant, while in 1999 volumes were up and rates were down.

NET INTEREST INCOME. Net interest income for the years 2001, 2000, and 1999 was $13.1 million, $12.2 million, and $11.0 million, respectively. Additionally, for the same periods beginning with 2001, net interest margins, on a tax equivalent basis, were 5.5%, 5.6%, and 5.1%, respectively. The decrease in the net interest margin from 2000 to 2001 was primarily due to the reduced average rate earned on loans and investment securities, which had a greater impact than the reduced costs of deposits. The increase in net interest margin from 1999 to 2000 was primarily due to the increased average interest rate on loans, and the increased percentage of average earning assets represented by loans (68% versus 62%).

NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES. Net interest income after provision for credit losses was $12.3 million at December 31, 2001, $11.7 million at December 31, 2000, and $10.7 million at December 31, 1999. Total provision for credit losses for the three years ending December 31, 2001 was $733,000, $454,000, and $264,000, respectively. The Company increased the provision for credit losses based on its loan loss reserve analysis of the loan portfolio derived from the loan grading system and the loss analysis of impaired loans. Recoveries were $4,000, $63,000, and $20,000 in 2001, 2000, and 1999, respectively. Charge-offs of $101,000, $78,000, and $632,000 were realized during the same periods. Historically, the Company's loan charge-off levels have been very low compared to its peers. Management attributes part of the increases in charge-offs to what would be expected as a result of growth in the loan portfolio. More than half of the increase to $632,000 in 1999 was attributable to a single commercial loan. Management will continue to monitor and analyze charge-off levels closely. Management's assessment of the allowance for credit losses includes various factors such as current delinquent and nonperforming loans, historical analysis of credit loss experience, knowledge of the present and anticipated economic future of the market area, and loan grades. Management believes the quality of the loan portfolio is outstanding due to strong internal controls, excellent loan policy standards, experienced loan officers, and conservative underwriting practices. Management believes the allowance for credit losses at December 31, 2001 of $2.1 million is adequate. The allowance for credit losses to total loans at December 31, 2001, 2000, and 1999 respectively was 1.24%, .95%, and .77%.

NON-INTEREST INCOME. Non-interest income was $3.4 million for the year ended December 31, 2001, a 27.1% increase from $2.7 million in 2000, which was 11.2% higher than the $2.4 million in 1999. These increases are due to increased service charges resulting from a new program implemented in 2000, customer fee income, and Bankcard income, which is primarily a function of increased volumes of accounts. The increases were also a result of gains on the sale of securities available for sale and increased revenue from the Bank's mortgage loan origination activities.

NON-INTEREST EXPENSE. Non-interest expenses consist primarily of employee salaries and benefits, occupancy, data processing, Bankcard services, office supplies, professional services and other non-interest expenses. Overall increases are a result of the Company's increased volume, management's emphasis on business development, start-up costs associated with the new branch in Harrisburg, marketing, and staff training.

Non-interest expense was $9.2 million for the year ended December 31, 2001, an increase of $.6 million (6.9%) from the year ended December 31, 2000, which was an increase of $.5 million (6.3%) over the period ended December 31, 1999.

At the end of 2001, the Company employed 120 full time equivalent employees compared to 121 at the end of 2000 and 119 at the end of 1999. The decrease in 2001 was due to the timing of hiring. The increase in 2000 was due to hiring of two new officers, one in the mortgage department and one in marketing. The increase from 1999 to 2000 was primarily due to the staffing of two new branch offices opened in that year. The Company has continued to increase staff productivity through training, education, and hiring practices.

INCOME TAXES. Income tax expense for 2001 was $2.5 million or 38.6% of income before taxes, 2000 was $2.2 million or 38.0% of income before taxes, and 1999 was $1.8 million or 35.4% of income before taxes.

SHAREHOLDERS' EQUITY. Shareholders' equity increased to $29.5 million at December 31, 2001, from $27.1 million in 2000 and $24.3 million in 1999. This increase reflects net income of $4.0 million, other comprehensive income of $.3 million and $.6 million from the dividend reinvestment plan. These increases were primarily offset by a cash dividend declared of $1.5 million and $.9 million for shares repurchased.

ASSET-LIABILITY MANAGEMENT AND INTEREST RATE SENSITIVITY. The Company's results of operations are largely dependent on its ability to manage net interest income. The principal purpose of asset-liability management is to manage the Bank's sources and uses of funds under various interest rate and economic conditions in order to stabilize net income and minimize risk.

The Bank analyzes its interest rate risk by simulation modeling and by traditional interest rate gap analysis. The model analyzes the Bank's current position and anticipated future results based on assumptions and estimations that management deems reasonable, although actual results may vary substantially.

The main component of asset-liability management is the management of the Bank's interest rate sensitivity and market risk. Interest-rate sensitivity is defined as the volatility in earnings resulting from changes in interest rates and/or the mismatch of repricing intervals between assets and liabilities. The Bank's management attempts to manage its assets and liabilities to maximize earnings growth by minimizing the effects of changing market rates, asset and liability mix, and prepayment trends. This is a "balanced position" strategy which lessens the volatility in interest income. Management actively manages the relationship between its interest rate sensitive assets and interest rate sensitive liabilities.

If assets and liabilities do not mature or reprice simultaneously, and in equal amounts, a gap is present and exposure to interest rate risk exists. An interest rate sensitivity gap occurs when there is a different amount of rate sensitive assets than rate sensitive liabilities scheduled to reprice over the same period of time. The gap is considered positive when rate sensitive assets exceed rate sensitive liabilities, and negative when rate sensitive liabilities exceed rate sensitive assets. During a period of rising interest rates, a negative gap would generally tend to adversely impact net interest income while a positive gap would generally tend to result in an increase in net interest income. During a period of declining interest rates, a negative gap would generally tend to result in increased net interest income, while a positive gap would generally tend to adversely affect net interest income.

The following table sets forth the interest rate sensitivity of the Bank's assets and liabilities over various contracted repricing periods and maturities as of December 31, 2001. Certain shortcomings are inherent in the traditional gap analysis presented in the table. For instance, although certain assets and liabilities may have similar repricing periods or maturities, historically they have been proven to react in different timings and degree to changes in market interest rates. Additionally, loan repayments and early withdrawals of certificates of deposits could cause the interest sensitivities to vary from those which appear in the table.

December 31, 2001 (IN THOUSANDS)

	0 - 3 MONTHS	3 - 6 MONTHS	6 - 12 MONTHS	1 - 5 YEARS	OVER 5 YEARS	TOTAL
INTEREST EARNING - ASSETS						
Interest Bearing Deposits	11,717	–	–	–	–	11,717
Loans	14,923	9,663	12,510	28,844	108,013	173,953
Investments	4,865	1,190	7,891	49,262	4,621	66,983
TOTAL INTEREST - EARNING ASSETS	$31,505	$10,853	$20,401	$78,106	$112,634	$253,499

	0 - 3 MONTHS	3 - 6 MONTHS	6 - 12 MONTHS	1 - 5 YEARS	OVER 5 YEARS	TOTAL
INTEREST BEARING - LIABILITIES						
Demand Deposits	40,533	–	–	–	–	40,533
Savings Deposits	118,331	–	–	–	–	118,331
Time Deposits	29,910	19,844	14,403	8,791	9	72,957
REPO'S	14,298	–	–	–	–	14,298
Other Borrowings	282	–	–	–	–	282
TOTAL INTEREST-BEARING LIABILITIES	$203,354	$19,844	$14,403	$8,791	$9	$246,401
	$(171,849)	$(8,991)	$5,998	$69,315	$112,625	$7,098
CUMULATIVE INTEREST RATE SENSITIVITY GAP	$(171,849)	$(180,840)	$(174,842)	$(105,527)	$7,098	
CUMULATIVE GAP AS A PERCENT OF ASSETS	(61.7)%	(64.9)%	(62.8)%	(37.9)%	2.5%	

On a straight gap measurement of interest rate sensitivity, the Company is asset sensitive. Using the financial model with historical timings and degree of market rate change effecting the components of the balance sheet, the Company is very slightly asset sensitive. The Company will see little effect on its equity in either a rising or declining interest rate environment based on the balance sheet as of December 31, 2001. Management strives to maintain a balanced interest sensitivity position.

The Company's sensitivity to gains or losses in future earnings due to hypothetical increases or decreases in the Fed Funds rate as measured by its financial model are as follows.

INCREASE IN INTEREST RATES	NET INTEREST MARGIN CHANGE	DECREASE IN INTEREST RATES	NET INTEREST MARGIN CHANGE
+1%	$39,000	-1%	$(84,000)
+2%	$77,000	-2%	$(167,000)

Rate increases will generally increase the Company's equity, while rate decreases will generally reduce equity.

LIQUIDITY AND SOURCES OF FUNDS. The Company's primary sources of funds for liquidity purposes are customer deposits, maturities of investment securities, sales of "available for sale" securities, loan repayments, advances on lines of credit from correspondent banks and from the Federal Home Loan Bank of Seattle, and the purchase of federal funds. The Company can anticipate the availability of funds from scheduled loan repayments, maturities of securities and from borrowed funds. Customer deposits and unscheduled payments of loans are influenced by the interest rate environment, the condition of the economy, competition, and other factors.

Deposits are a primary source of new funds. At December 31, 2001, total deposits were $231.8 million, $201.0 million at December 31, 2000 and $194.4 million at December 31, 1999. The Company also had REPO's (securities sold under agreements to repurchase) for the periods of December 31, 2001, 2000, and 1999 of $14.3 million, $12.7 million, and $13.4 million, respectively. The overall cost of funds was as follows:

COST OF FUNDS

2001	2000	1999
2.9%	3.4%	3.4%

Management anticipates that the Company will rely primarily on deposit growth, maturities of investment securities, sales of "available for sale securities," and loan repayments to meet its liquidity needs. Borrowings can be used to provide liquidity for short-term needs, but it is the practice of the Company to attempt to fund long-term loans and investments with core deposits and earnings, not short-term borrowings. A limited amount of borrowings may be used on a long-term basis to fund lending activities and to match maturities or repricing intervals of assets.

CAPITAL RESOURCES. The Company is subject to various capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines that involve quantitative measures of the Company's assets, and certain off-balance-sheet items as calculated under regulatory accounting practices, the Company's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

As of December 31, 2001, the most recent notification from the Bank's regulator categorized the Bank as well-capitalized under the applicable regulations. To be categorized as "well capitalized", the Company must maintain at least 10% total risk based capital, 6% Tier 1 risk based capital and 5% Tier 1 leverage capital. There are no conditions or events since that notification that management believes have changed its category rating.

Shareholders' equity increased to $29.5 million at December 31, 2001, from $27.1 million in 2000 and $24.3 million in 1999. This increase reflects net income of $4.0 million, other comprehensive income of $.3 million and $.6 million from the dividend reinvestment plan. These increases were primarily offset by a cash dividend declared of $1.5 million and $.9 million for shares repurchased.

As interest rates change, the value of the Bank's "available for sale" investment portfolio, which is reported at fair value, may be positively or negatively impacted and therefore may cause an increase or a reduction in reported shareholders' equity. Equity grew at 9.1% over the period between December 31, 2000 and December 31, 2001, while assets grew by 14.0% over the same period.

At December 31, 2001, the Company had no material commitment for capital expenditures that would negatively impact the Company's capital position.

LENDING AND CREDIT MANAGEMENT. Interest on loans is the primary source of income for the Company. Net loans represented 61.5% of total assets as of December 31, 2001 as compared to 65.0% at December 31, 2000. The Bank's goal is to serve the credit needs of the communities in which its offices are located. The primary focus for lending is small-to-medium sized businesses, professionals, and individuals. The Bank offers a broad base of loan products. Substantially all of the Bank's loans are to customers located within the Bank's service areas.

Although the risk of non-payment always exists, the type and level of risk changes with different types of loans. The primary source of repayment is the income generated by a business or by an individual. Loan risk is mitigated by lending to borrowers with proven credit histories and demonstrated ability to repay. Collateral provides an additional measure of security. The Bank manages risk in the loan portfolio through its loan policies, underwriting practices and continuing education for the lending professionals it employs.

Interest income on loans is accrued daily on the principal balance outstanding. Generally, no interest is accrued on loans deemed to be uncollectible, or when the principal or interest payment becomes 90 days past due. At December 31, 2001 the Bank had $330 in loans that were 90 days or more past due and still accruing interest because in management's judgement the loans were well secured and in the process of collection.

PROVISION FOR CREDIT LOSSES. The provision for credit losses represents charges made to operating expense to maintain an appropriate allowance for credit losses. Management considers various factors in establishing an appropriate allowance. These factors include an assessment of the financial condition of the borrower, a determination of the borrower's ability to service the debt from cash flow, a conservative assessment of the value of the underlying collateral, the condition of the specific industry of the borrower, the economic health of the local community, a comprehensive analysis of the levels and trends of loan types, and a review of past due classified loans, and impaired loans.

It is Bank policy that once each quarter, Bank management makes recommendations to the Board regarding the adequacy of the Bank's allowance for credit losses and the amount of the provision that should be charged against earnings for the next three months. Management's recommendations are based on an internal loan review process to determine specific potential loss factors on classified loans, risk factor of loan grades, historical loss factors derived from actual net charge-off experience, trends in non-performing loans, and other potential risks in the loan portfolio such as industry concentration, the local economy, and the volume of loans.

Management uses a loan grading system wherein loan officers assign a risk grade to each of their loans at inception and at intervals based on receipt of financial information, renewal, or when there is an indication that a credit may have improved or weakened. The risk grades in the loan portfolio are used in determining a factor that is used in analyzing the adequacy of the allowance for credit losses.

The Bank's policy is to charge off loans when, in management's opinion, the loan or a portion of the loan is deemed uncollectible following a concerted collection effort. Management continues to pursue collection after a loan is charged-off until all possibilities for collection have been exhausted.

For the years ended December 31, 1999 through 2001, the Company charged $264,000, $454,000, and $733,000, respectively, to its provision for credit losses.

It is the opinion of management that the allowance for credit loss at December 31, 2001 of $2.1 million is adequate.

DIVIDENDS AND MARKET PRICE OF COMMON STOCK. No stock dividends were declared in 2001 or 2000. In 1999, the Board of Directors declared a 5% stock dividend, and 196,385 shares were issued. In 1998, the Board of Directors declared a 2 for 1 stock split, and 1,945,569 shares were issued.

In July 1997, the Company instituted a dividend reinvestment plan which allows for 50% or 100% of the cash dividends to be reinvested in shares of common stock based upon shareholder election. Under the plan, 1,575,000 shares were authorized for dividend reinvestment, of which 152,624 shares have been issued through December 31, 2001.

The company declared cash dividends of $.37 per share in 2001, $.36 per share in 2000, and $.36 per share in 1999.

The following table sets forth, for the calendar years shown, the cash and stock dividends per share of common stock declared by Citizens Bancorp.

	CASH DIVIDEND	STOCK DIVIDEND	STOCK SPLIT
1997	$.34	5%	–
1998	$.36	–	2 for 1 stock split
1999	$.36	5%	–
2000	$.36	–	–
2001	$.37	–	–

Per share information for prior periods reflect the effects of the stock split and stock dividends.

There is no established market for the Company's common stock, and the stock is not listed on and does not trade on any exchange or quotation system. There is no expectation that an established market will develop for the Company's common stock.

Citizens Bank, as the transfer agent for Citizens Bancorp stock, will keep an informal record of persons expressing an interest in buying and selling the Company's common stock and will introduce prospective buyers and sellers. Citizens Bank will also keep some informal records of prices paid and received for the Company's common stock by certain persons, and will serve as the transfer agent for the Company's common stock. Citizens Bank does not and will not recommend prices for the Company's common stock.

The following table sets forth certain transaction prices per share for shares of the Company's common stock for the periods shown. This information is based solely on prices and information reported to Citizens Bank by those persons whose transactions have come to its attention. The reported prices do not represent all transaction in the Company, and Citizens Bank can give no assurances as to the accuracy of the reported prices or the completeness of this information.

	HIGH	LOW
1997	$15.00	$9.00
1998	$15.00	$14.50
1999	$17.50	$12.90
2000	$14.44	$10.00
2001	$14.50	$9.75

Per share information for the current and prior periods reflect the effect of the stock dividends and stock splits.

The following table sets forth certain transaction prices per share for shares of Citizens Bancorp common stock for the quarterly periods shown. This information is subject to the qualifications set forth above.

	HIGH	LOW
2001		
First quarter	$11.90	$10.50
Second quarter	$11.25	$10.00
Third quarter	$11.40	$9.75
Fourth quarter	$14.50	$11.70
2000		
First quarter	$14.44	$12.00
Second quarter	$12.95	$10.00
Third quarter	$11.45	$10.00
Fourth quarter	$12.00	$11.37

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS. In addition to historical information, this report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This statement is included for the purpose of availing the Company the protection of the safe harbor provisions of this Act. The forward looking statements contained in this report are subject to factors, risks and uncertainties that may cause actual results to differ materially from those projected. Factors that might result in such material difference include, but are not limited to economic conditions, the regulatory environment, rapidly changing technology, new legislation, competitive factors, the interest rate environment and the overall condition of the banking industry. Forward looking statements can be identified by such words as "estimate", "believe", "expect", "intend", "anticipate", "should", "may", "will", or other similar words or phrases. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurances that such expectations will prove to have been correct. Readers are therefore cautioned not to place undue reliance on such forward looking statements, which reflect management's analysis only as of the date of the statement. The Company does not intend to update these forward looking statements other than in its periodic filings under applicable security laws.

CITIZENS BANCORP
CORPORATE INFORMATION 2001

BOARD OF DIRECTORS

Jock Gibson, Chairman
Lochmead Dairy & Dari Mart Stores
Junction City, Oregon

William V. Humphreys, Sr.
President and CEO
Citizens Bank
Corvallis, Oregon

Scott A. Fewel
Fewel & Brewer, Attorneys at Law
Corvallis, Oregon

Sidney A. Huwaldt
Western States Insurance Agency, Inc.
McMinnville, Oregon

James E. Richards
Fisher Implement Company
Albany, Oregon

Duane L. Sorensen
Retired, Waste Control Systems, Inc.
Corvallis, Oregon

Eric C. Thompson
Thompson Timber Company
Corvallis, Oregon

Rosetta C. Venell
Venell Farms, Inc., Venell Pellets, Inc.,
Mid-Valley Agricultural Products, Inc.
Corvallis, Oregon

Emeritus Director
Gene N. Thompson

EXECUTIVE OFFICERS

William V. Humphreys, Sr.
President & Chief Executive Officer

William F. Hubel, Jr.
Senior Vice President and
Chief Operating Officer

Steve R. Terjeson
Senior Vice President and
Chief Lending Officer

Lark E. Wysham
Senior Vice President and
Chief Financial Officer

Scott M. Zimbrick
Senior Vice President and
Chief Marketing Officer

SERVICES

Mortgage Department
PO Box 30, 275 SW Third Street
Corvallis, OR 97339
(541) 752-5161
Eric Chytka, Manager

Merchant Services
PO Box 30, 275 SW Third Street
Corvallis, OR 97339
(541) 752-5161
Ranee McDougal, Assistant Vice President

Transfer Agent
Citizens Bank
Shareholder Relations
PO Box 30
Corvallis, OR 97339
(541) 752-5161
www.citizensEbank.com

Investment Services provided by:
Raymond James Financial Services, Inc.
David I. Cudo
Registered Investment Advisor
310 NW 5th Street, Suite 203
Corvallis, OR 97330
(541) 758-0390 • (800) 285-2836

BRANCH OFFICES

East Albany Office
PO Box 249, 2315 14th Avenue SE
Albany, OR 97321
(541) 967-1992
Scott Zimbrick, Manager

West Albany Office
PO Box 1007, 2230 Pacific Blvd SW
Albany, OR 97321
(541) 812-6178
Jennifer Stanaway, Manager

Main Office - Corvallis
PO Box 30, 275 SW Third Street
Corvallis, OR 97339
(541) 752-5161
David M. Gazeley, Manager

Circle Office - Corvallis
PO Box 30, 978 NW Circle Blvd
Corvallis, OR 97339
(541) 752-5161
Doug Ingalls, Manager

University Office - Corvallis
PO Box 30, 855 NW Kings Blvd
Corvallis, OR 97339
(541) 752-5161
Peggy Obrist, Manager

Philomath Office
PO Box 1629, 1224 Main Street
Philomath, OR 97370
(541) 929-3228
Ron Yechout, Manager

Junction City Office
PO Box 399, 955 Ivy Street
Junction City, OR 97448
(541) 998-8734
Greg Duff, Manager

Harrisburg Office
230 North 3rd Street
Harrisburg, OR 97446
(541) 995-4699
Greg Duff, Manager

Veneta Office
PO Box 129, 88312 Territorial Road
Veneta, OR 97487
(541) 935-4141
DeAnn Cherbas, Manager

McMinnville Office
PO Box 647, 455 NE Baker Street
McMinnville, OR 97128
(503) 474-9441
Todd Caster, Manager

SPECIAL THANKS TO:

American Red Cross
Fusion Marketing and Design
Pat Godwin
Mennonite Village
Nusbaum's Chevron
Sure Crop
Takena Elementary School

CITIZENS BANCORP
An Equal Opportunity Employer